PLS SEE CELL-NIQUE RESPONSE HIGHLIGHTED IN YELLOW

DIVISION OF CORPORATION FINANCE

Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561
December 29, 2009

Mr. Dan Ratner President
Cell-pique Corporation
12 Old Stage Coach Road Weston, CT 06883

Re:	Cell-pique Corporation Form S-1/A Filed December 14, 2009 File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 /A flied December 14, 2009 Summary, page 4

The Company, page 4

We note your response to comment three from our letter dated November 16, 2009. Please reconcile the disclosure on page four that you were incorporated in August of 2008 with the disclosure on page 43 referring to your "incorporation in 2006."

Corrected and deleted

Risk Factors, page 9

2.	We note the first risk factor on page nine. Please add risk factor disclosure addressing your expectations if you fail to raise sufficient capital in the next 12 months.

Completion of this offering is not subject to us raising a minimum offering amount.  As such, proceeds from this offering may not be sufficient to meet the objectives we state in this prospectus, other corporate milestones that we may set, or to avoid a “going concern” modification in future reports of our auditors as to uncertainty with respect to our ability to continue as a going concern.  Investors should not rely on the success of this offering to address our need for funding. During the next 12 months and until this offering is approximately 25% subscribed, management expects to maintain our current conservative operating expense levels which may limit growth, but help sustain the business operations. If we fail to raise capital by the end of December 31 2011, we would expect to have to significantly decrease operating expenses, which will curtail the growth of our business.

3.
Please explain or delete the references to an "exercise of rights" in the heading to the last risk factor on page 10 and "this rights offering" in the first risk factor on page 11. Refer to comment seven from our letter dated November 16, 2009, and comment 10 from our letter dated September 16, 2009.

Corrected and deleted

Use of Proceeds, page 22

4.
Given your intention to reserve the right to change the use of proceeds, as indicated in footnote one to your use of proceeds table on page 22 and the risk factor on page 10, please provide the disclosure required by instruction 7 to Item 504 of Regulation S-K, as requested in comment eight from our letter dated November 16, 2009, and comment 13 from our letter dated September 16, 2009. In general, please provide substantive disclosure and avoid copying rules or instructions into your filing.

We intend to utilize the proceeds from this offering in the priority set forth in this column whether or not such gross proceeds or a lesser amount are raised. No assurances are given that we will sell any shares. We have estimated that offering expenses will not exceed $75,000 and we will be applying first dollars raised to such expense. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to changes in market conditions, product and/or category acceptance or merchantability, to date we have no other such contingencies or alternatives to the use of proceeds that are indicated above and will make disclosure if an material changes occurs.

5.
We note your disclosure on page 22 that "partial repayment is also acceptable to Management and Note Holder." Please provide a discussion of the terms of this agreement between management and the note holder, where appropriate, including what qualifies as "partial payment."

It is contemplated that use of proceeds are to repay debt and if proceeds from the offering are insufficient to repay all the debt when due, either the due date will be automatically extended for additional 12 months and/or a partial repayment of approximately 10% - 25% would be acceptable to Management and Note Holder

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Intellectual Property, page 33

6.
Please revise this section for clarity, and to discuss all of your intellectual property. Discuss the "trademarks in the United States" and your "trademarks, copyrights and similar Intellectual property" referenced on page 23, ,r advise. Refer to our prior comment 17.

Corrected and deleted made reference singular to reflect only one IP.

Employees, page 34

7.
We note your response to our prior comment 19. Please disclose the nature and principal terms of the brokerage contracts and independent contractor agreements and further explain the nature and amount of services rendered to the company under these agreements. Given that you discuss these arrangements under the heading "Employees," you should clearly state, if true, that these persons are not your employees. Refer to comment 29 from our letter dated September 16, 2009.

As of September 30, 2009, we had 2 full-time employees which spend approximately 40 per week respectively and who presently capitalize salary and 2 part-time that draw hourly compensation. There are no employee agreements and anyone may be terminated at will. The balance of our 75+ workforces are not our employees, but an outsourced using independent brokerage contracts and other independent contractor agreements to support nationwide operations for sales, merchandising and demo events. All our independent brokers are engaged to represent the brand by selling it into stores in a given territory for a compensation of 5% of net sales payable monthly. All broker agreements may be terminated for any reason with either a 30 or 60 days notice depending upon notice period agreement to. All our merchandisers and demo event representatives are engaged on an as needed basis and offer such services to multiple brands. All such agents meet the IRS and various state employment regulations definition of independent contractor and either work for themselves or other such company which provides said services which include marketing, merchandising and sales support for the Company. The terms of such agreements are subject to the Companies are either cancellation on 30 days notice or engaged for limited time periods. The company has many options to execute its sale and marketing operations which include hiring staff as employees or outsourcing staff field staff to independent contractors. The Company does not see a limitation of qualified workers or independent contractors to operate its business.  None of our employees are covered by a collective bargaining agreement, nor are they represented by a labor union. We have not experienced any work stoppages, and we consider relations with our employees to be good.

Additionally, please expand your discussion of your arrangements with your full time employees to clarify their salary arrangements. Please revise.

Pls see above Comment

Results of Operations, page 34

8.	Please disclose the status of your negotiations with Vitro Packaging. Refer to our prior comment 2 1.
We are also currently negotiating a reduction in glass costs with Vitro Packaging, and anticipate a reduction in our cost of goods sold. At this time the parties have not reached any agreements and there is no assurance that such reduced pricing will be achieved.

Liquidity and Capital Resources, Rage 36

9.
We note your disclosure on page five that you may seek to raise additional capital if the proceeds from this offering are insufficient, and on page six that you rely on your credit with Physicians Capital Corporation to meet your minimum cash needs. We also note your disclosure that there is no stated maximum limit on your loan with Physicians Capital Corporation. Please provide an estimate of the maximum amount you anticipate the company may draw on the loan from Physicians Capital Corporation during the next 12 months, assuming your offering is insufficient to meet your cash needs, or advise. Refer to Item 303(a)(1) of Regulation S-K.

We fund our working capital cash position on September 30, 2009, based on availability under our line of credit with Physicians Capital Corp, we estimate that the Company would draw approximately $150,000 - $250,000 during the next 12 months, assuming the offering is insufficient to meet cash needs.

Ownership of Common Stock, page 42

Secueity Ownership ot Certain Beneficial Owncrs and Mana ~ement pa~e 42

10.
Please explain or revise the disclosure in the table on page 42 indicating that there are no "5% or greater stockholders," given the disclosure that Dan Ratner, Donna Ratner and Physicians Capital Corp beneficially own 100% of your common stock.

Corrected and deleted

11.
The table on page 43 has two columns labeled "Shares Beneficially Owned Prior to Offering" that provide different percentages. Please explain why these columns have different percentages, or revise accordingly.

Corrected and deleted

Executive Compensation, page 44

12.
We note your response to our prior comment 29. You state on page 44 that the summary compensation table summarizes all compensation received by Mr. Ratner. However, in Note 7 on page F-14 you indicate that your officers elected to forgo their compensation. Please reconcile. Also, please reconcile the disclosure on page 44 with the disclosure on page 22 that there are "no amounts contemplated at this time" regarding executive compensation. Additionally, please expand the footnote to the compensation table to clarify what type of compensation is included in the table.

Completed and Deleted

Audited Financial Statements for the Years Ended December 31, 2008 and 2007 General

13.
We note you restated your financial statements in response to our prior comment 34 for contributed rent and officers' compensation. Please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Pls see F Pages and Footnotes for additional disclosure

Statement of Stockholders' deficit, page F-18

14.
We note from your disclosures in statement of cash flows, page F-17 and note 7, page F-26, that you have recorded non-cash officer compensation and office rent and the corresponding contribution to additional paid in capital. Please revise to disclose those transactions in your statement of stockholders' deficit.

Pls see F Pages and Footnotes for additional disclosure and correction

Interim Financial Statements for the Nine Months Ended September 30, 2009 and 2008
General

15.	Please revise your interim financial statements to comply with our comment issued above related to your statements of stockholders deficit.

Pls see F Pages and Footnotes for additional disclosure and correction

16.
Please note that the FASB Accounting Standards Codification became effective Oil July l, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Our Auditor says they will reflect this in 2009 audit or future filings after S/1 is effective.

Note 1- Operations and Summary of Significant Accounting Policies Operations, F-6

17.
We note your response to prior comment 33 and disclosure that on December 3 1, 2008 Physicians Capital Corp transferred the unincorporated division to the Registrant and became a C Corporation effective January 1, 2009. Considering Cell-nique became a taxable entity effective January 1, 2009, the undistributed earnings or losses of the Cell-nique division (previously held under the Physicians Capital Corp S-corporation) should be reclassified into paid-in capital upon its change of tax status in accordance with the guidance in SAB Topic 4B. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Please revise or advise.

Pls see F Pages and Footnotes for additional disclosure and correction

18.	In connection with the comment above, please replace the tern "retained deficit" with accumulated deficit throughout your financial statements.\

Pls see F Pages and Footnotes for additional disclosure and correction

Signatures

19.
We reissue comment 48 from our letter dated September 16, 2009 and comment 36 from our letter dated November 16, 2009. Your Form S-1 must be signed by your principal executive officer, and your signature page must indicate all of the capacities in which each person is signing the fond. Refer to Instruction I of Form S-1, Signatures. Please revise.

Corrected and Revised